UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Westmoreland Resource Partners, LP

(Name of Subject Company)

Westmoreland Resource Partners, LP

(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

691807101

(CUSIP Number of Class of Securities)

Michael G. Hutchinson

Interim Chief Executive Officer

9540 South Maroon Circle, Suite 300

Englewood, Colorado 80112

(855) 922-6463

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Heather Lennox, Esq. Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939	Edward B. Winslow, Esq. Jones Day 77 West Wacker Chicago, Illinois 60601 (312) 782-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as hereby amended, the “Schedule 14D-9”) originally filed by Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), on February 13, 2019 (as originally filed, the “Original Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Westmoreland Coal Company Asset Corporation (“Tender Sub”), a New York corporation and a wholly owned subsidiary of Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company) to purchase all of the outstanding common units representing limited partner interests (the “Common Units”) of WMLP not currently held by WCC or its affiliates, at a price of $0.01 per Common Unit, net to the seller in cash, without interest, subject to any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (as amended on February 28, 2019, the “Offer to Purchase”). All capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 2 of the Original Schedule 14D-9 is amended by deleting the second sentence of the fourth paragraph under (b) and replacing it with the following sentences:

“WMLP continues to work with its secured lenders in connection with a value-maximizing sale and marketing process that began prior to the commencement of WMLP’s bankruptcy proceedings, but expects that a portion of WMLP’s debt will be repaid using a portion of the net proceeds of the sale of substantially all of WMLP’s assets to one or more third parties or its lenders, with the remainder of such debt to be discharged through the bankruptcy process. On February 11, 2019, WMLP completed the sale of all of the assets primarily related to WMLP’s mining complexes consisting of the mines commonly referred to as Cadiz, Tuscarawas, Belmont, New Lexington, Noble, Plainfield, Muhlenberg and Tusky, and related assets (collectively, the “Oxford Assets”). The sale of the Oxford Assets had been previously approved by the Bankruptcy Court. WMLP currently expects to sell the remainder of its assets in one or more additional transactions.”

Item 2 of the Original Schedule 14D-9 is amended by deleting the fourth sentence of the fourth paragraph under (b) and replacing it with the following sentence:

“Depending on the particular circumstances of a holder of Common Units, the Offer may allow the holder to avoid or reduce potential allocations of taxable income (and loss) that result from WMLP’s bankruptcy proceedings and asset sale transactions and to minimize the extent to which the holder would recognize potential taxable cancellation of debt income that could result in cash taxes payable by the holder.”

Item 2 of the Original Schedule 14D-9 is amended by deleting the third and fourth sentences of the fifth paragraph under (b) and replacing them with the following sentences:

“Other than the approval of the Bankruptcy Court, WCC is not aware of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Common Units by WCC pursuant to the Offer. Approval from the Bankruptcy Court to commence the Offer was sought and obtained at a hearing on February 13, 2019. On February 28, 2019, the Bankruptcy Court entered an order authorizing the consummation of the Offer. No further approvals of the Bankruptcy Court are required.”

Item 4.	The Solicitation or Recommendation

Item	4 of the Original Schedule 14D-9 is amended by deleting the first paragraph under (a) and replacing it with the following sentences:

“As described in detail below, it is the belief of the GP Board, as approved by the Conflicts Committee (each as defined below) that participating in the Offer may benefit certain holders of Common Units. The GP Board is unable to express an opinion on the Offer as to all holders of Common Units who are not affiliated with WCC (“Unaffiliated Unitholders”) generally and is remaining neutral as to whether Unaffiliated Unitholders should tender or refrain from tendering all or any portion of such Unaffiliated Unitholder’s Common Units pursuant to the Offer. It is the recommendation of the GP Board, as approved by the Conflicts Committee, that Unaffiliated Unitholders seriously consider tendering their Common Units in the Offer. Because the tax situation of each Unaffiliated Unitholder is unique, and there may be Unaffiliated Unitholders, depending on their particular facts, for whom participating in the Offer may result in adverse tax consequences or no net change in taxable income and loss compared to the consequences of not participating in the Offer, the GP Board recommends that each Unaffiliated Unitholder consult with its own tax advisor to determine whether it is in such Unaffiliated Unitholder’s best interest to participate in the Offer based on its own particular circumstances. Moreover, nothing in this Schedule 14D-9 should be interpreted as suggesting that any Unaffiliated Unitholder should retain its ownership interest in WMLP.”

Item 4 of the Original Schedule 14D-9 is amended by deleting the last sentence in the second paragraph under (a) and replacing it with the following sentences:

“It is in this context that the GP Board has expressed its views on the Offer, as approved by the Conflicts Committee. For the avoidance of doubt, the members of the Conflicts Committee constitute all of the members of the GP Board.”

Item 4 of the Original Schedule 14D-9 is amended by deleting the first sentence in the third paragraph under (a) and replacing it with the following sentence:

“After careful consideration, including a review of the Offer with its independent legal advisors and consideration of potential allocations of taxable income and loss, including potentially substantial CODI, to holders of Common Units that could result from the resolution of WMLP’s bankruptcy process and asset sale transactions, it is the belief of the GP Board, as approved by the Conflicts Committee, that participating in the Offer could be advantageous to certain Unaffiliated Unitholders depending on their own particular circumstances.”

Item 4 of the Original Schedule 14D-9 is amended by deleting the fourth paragraph under (a) and replacing it with the following sentences:

“However, because the tax situation of each Unaffiliated Unitholder is unique and depends in part on its specific tax attributes unrelated to WMLP, the tax consequences of the resolution of WMLP’s bankruptcy process for any particular Unaffiliated Unitholder cannot be predicted by the GP Board and may be beneficial to some Unaffiliated Unitholders and adverse or neutral to other Unaffiliated Unitholders. Further, after discussions with WCC, the GP Board believes that WCC is not prepared to offer a higher price than the Offer Price. Based on these judgments and the other factors described in this Schedule 14D-9, while the GP Board is unable to express an opinion on the Offer as to all Unaffiliated Unitholders generally and is remaining neutral as to whether any Unaffiliated Unitholders should tender or refrain from tendering all or any portion of such Unaffiliated Unitholder’s Common Units pursuant to the Offer, it is the recommendation of the GP Board, as approved by the Conflicts Committee, that Unaffiliated Unitholders seriously consider tendering their Common Units in the Offer, and each Unaffiliated Unitholder is urged to consult with its own tax advisor prior to tendering its Common Units in the Offer to determine whether it is in such holder’s best interest to participate in the Offer. Moreover, nothing in this Schedule 14D-9 should be interpreted as suggesting that any holder of Common Units should retain its ownership in WMLP. The GP Board strongly urges each Unaffiliated Unitholder to (i) carefully read the Offer to Purchase, the Letter of

Transmittal, other materials related to the Offer, and this Schedule 14D-9 and (ii) discuss the Offer with its own tax advisor before making any decision regarding tendering its Common Units and to make such decision based on all of the available information, including, without limitation, the adequacy of the Offer Price in light of the Unaffiliated Unitholder’s own investment objectives, the Unaffiliated Unitholder’s views as to WMLP’s prospects and outlook, the Unaffiliated Unitholder’s views as to the effects of any potential allocation of taxable income and loss to holders of Common Units, the factors considered by the Conflicts Committee as described below and any other factors that the Unaffiliated Unitholder deems relevant to its investment decision.”

Item 4 of the Original Schedule 14D-9 is amended by deleting each of the paragraphs under (b) and replacing them with the following paragraphs:

“The following background information to the Offer is discussed in the section entitled “Special Factors—Background of the Offer” in the Offer to Purchase, and, other than in connection with actions taken by the Conflicts Committee or its members or advisors, is based on the Offer to Purchase.

On October 9, 2018, WCC and certain of its affiliates, including WMLP, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the “Bankruptcy Cases”). WCC directly owns the General Partner and manages WMLP through its ownership of the General Partner. Prior to the filing of the Bankruptcy Cases, WMLP and WCC existed as separate entities and each company had its respective equity listed on a national exchange.

During 2018, prior to and subsequent to the October 9, 2018 commencement of the Bankruptcy Cases, the Conflicts Committee met regularly to discuss various aspects of the potential partial repayment and/or discharge of WMLP’s debt under Chapter 11 of the Bankruptcy Code, and to receive related advice from the Conflicts Committee’s financial and legal advisors. As part of those discussions, the Conflicts Committee considered certain tax issues in relation to the potential bankruptcy proceedings, including the potential that substantial CODI could result from the cancellation of a portion of WMLP’s debt at the conclusion of the Bankruptcy Cases or from other asset sale transactions by WMLP, and discussed, with input from its financial and legal advisors, various potential approaches, including a possible tender offer, that could allow Unaffiliated Unitholders, depending on their individual circumstances, to avoid or reduce any allocation of taxable income in respect of their Common Units. Prior to the commencement of the Bankruptcy Cases in October 2018 and while the Common Units were still listed on the New York Stock Exchange (“NYSE”), there were no negotiations among WCC, WMLP and their respective lender groups regarding the consideration of a possible tender offer for the purpose of allowing Unaffiliated Unitholders relief from potential allocations of CODI, given the ability of Unaffiliated Unitholders to sell their Common Units on the NYSE. After the commencement of the Bankruptcy Cases on October 9, 2018 and the subsequent delisting of the Common Units, the foregoing parties began having internal discussions to consider a potential tender offer, and its potential to allow Unaffiliated Unitholders, depending on their individual circumstances, to avoid or reduce any allocation of CODI.

Following these internal discussions, on or around November 29, 2018, the Conflicts Committee determined that a tender offer of all outstanding Common Units would be in the best interest of WMLP and the Unaffiliated Unitholders, as such a transaction may minimize the negative effects on such stakeholders resulting from the cancellation of WMLP’s outstanding indebtedness in the Bankruptcy Cases. Following such determination, the Conflicts Committee determined that, given the current situation and the pending bankruptcy proceedings of WMLP, the only likely party to make an offer would be WCC. Accordingly, the Conflicts Committee engaged with WCC for the purpose of negotiating the terms of such purchase by WCC for the outstanding Common Units. Specifically, on November 29, 2018, there was a telephonic meeting between the respective advisors of the Conflicts Committee and WCC (the “Initial Meeting”), during which the Conflicts Committee’s advisors relayed the Conflict Committee’s request that WCC make such an offer for the outstanding Common Units. Following the Initial Meeting, WCC and its advisors conducted a telephonic meeting with their secured lender constituency (the “WCC Secured Lenders”) to discuss whether such an offer would be beneficial to WCC and the consummation of its Bankruptcy Cases. WCC and the WCC Secured Lenders determined that such a purchase was not in the best interests of WCC and its stakeholders at that time. Following the Initial Meeting, WCC notified the Conflicts Committee that it would not pursue such a tender offer at that time.

Subsequent to the Initial Meeting, the parties held numerous additional meetings with each other and internally through January 29, 2019. During each meeting between WCC and the Conflicts Committee, the Conflicts Committee sought to determine whether WCC would be willing to purchase the outstanding Common Units for a value that would provide an additional benefit to the Unaffiliated Unitholders separate and apart from the potential elimination of the CODI that could result from a discharge of a portion of WMLP’s debt in the Bankruptcy Cases. In each instance, however, WCC declined to approve such purchase.

On January 29, 2019, WMLP and certain of its debtor subsidiaries filed pleadings with the Bankruptcy Court for allowance of certain administrative expenses against WCC for amounts attributable to certain reclamation liabilities and obligations. In addition, WMLP and its secured lenders filed objections to WCC’s proposed chapter 11 plan. The filing of such claims and objections created a possible obstacle to the consummation of the proposed Chapter 11 restructuring of WCC. As a result of these potential intercompany liabilities, on January 30, 2019, the Conflicts Committee, WCC, the WCC Secured Lenders, and each of their respective advisors met telephonically to discuss a possible resolution of the intercompany liabilities. Pursuant to that discussion, the parties determined that a settlement resolving, among other things, WCC’s potential intercompany reclamation liabilities as well as the CODI effect on the Unaffiliated Unitholders would present a path forward that would be beneficial to the restructuring efforts of WCC as well as WMLP and their respective stakeholders.

In accordance with this agreement-in-principle, the parties engaged in discussions every day from January 29, 2019 until February 12, 2019, to negotiate and finalize the specifics of the settlement, including the proposed tender offer. An offer price of $0.01 per Common Unit was proposed as a nominal value which would require no payments of fractional cents or any rounding. On February 12, 2019, the GP Board and the Conflicts Committee met with their financial and legal advisors regarding the Offer. After considering the input of its financial and legal advisors, the Conflicts Committee determined the Offer to be (i) the best reasonably available approach to address the potential tax concerns, because (among other things) it would enable the Unaffiliated Unitholders to make a determination after consultation with their own tax advisors and based on their own respective particular circumstances, and (ii) in the best interests of WMLP and the Unaffiliated Unitholders. The GP Board, as approved by the Conflicts Committee, resolved to recommend that the Unaffiliated Unitholders consider tendering their Common Units in the Offer after consultation with their own tax advisors based on the Unaffiliated Unitholders’ own particular circumstances, but otherwise took no position with respect to whether Unaffiliated Unitholders should tender into the Offer.

On February 12, 2019, WCC and WMLP finalized and agreed to a summary term sheet for an agreement resolving the intercompany matters, and on the same day, the Board of WCC approved the Offer. On February 13, 2019, the term sheet was submitted to the Bankruptcy Court, which authorized the commencement of the Offer by WCC on the same day. Pursuant to the Bankruptcy Court’s order, on February 13, 2019, WCC commenced the Offer. On February 28, 2019, the Bankruptcy Court entered an order approving the intercompany settlement agreement pursuant to which WCC was authorized and directed to close the Offer as part of its obligations arising under the intercompany settlement.”

Item 4 of the Original Schedule 14D-9 is amended by deleting the paragraph under “Timing of Offer” under (c) and replacing it with the following paragraph:

“The Offer is being made in conjunction with efforts by WMLP to sell substantially all of its assets in one or more transactions and potential cancellation of WMLP’s debt in connection with the bankruptcy proceedings. The tax consequences of any such transactions or the cancellation of indebtedness for an individual holder of Common Units are uncertain and may be materially adverse. As a result, tendering in the Offer prior to the effectiveness of such transactions or conclusion of the Bankruptcy Cases may provide certainty for holders of Common Units, particularly in light of the Conflict Committee’s expectation that during or following WMLP’s bankruptcy proceedings, the Common Units not tendered pursuant to the Offer will receive no consideration.”

Item 4 of the Original Schedule 14D-9 is amended by deleting the paragraph under “Financial and Tax Information” under (c) and replacing it with the following paragraph:

“The Conflicts Committee took into account WMLP’s current proceedings under Chapter 11 of the Bankruptcy Code and the likelihood of future cancellations of WMLP’s debt or one or more transactions involving the sale of substantially all of WMLP’s assets and the potential tax consequences of such cancellations or transactions on holders of Common Units.”

Item 4 of the Original Schedule 14D-9 is amended by deleting the last sentence of the paragraph under “Treatment of Common Units During Bankruptcy Proceedings” under (c) and replacing it with the following sentence:

“Additionally, holders of Common Units that remain outstanding after the conclusion of the Offer may be subject to potentially materially adverse tax consequences, including the recognition of substantial CODI (without any related distribution of cash) and other tax consequences resulting from future cancellations of WMLP’s debt or other strategic investments by WMLP.”

Item 4 of the Original Schedule 14D-9 is amended by deleting the introductory phrase under “Conflicts Committee” under (c) and replacing it with the following sentence:

“The following factors are relevant for Unaffiliated Unitholders considering the GP Board’s recommendation, as approved by the Conflicts Committee:”

Item 8.	Additional Information

Item 8 of the Original Schedule 14D-9 is amended by deleting the last sentence under “Legal Proceedings” and replacing it with the following sentence:

“The Bankruptcy Court has authorized the commencement of the Offer and approval from the Bankruptcy Court to consummate the Offer was obtained at a hearing on February 28, 2019.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

WESTMORELAND RESOURCE PARTNERS, LP

	By:	WESTMORELAND RESOURCES GP, LLC, its general partner

Dated: February 28, 2019	/s/ Jennifer S. Grafton
Name: Jennifer S. Grafton Title: Chief Legal Officer